UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

EMERSON RADIO CORP.

Full name of Registrant

N/A

Former Name if Applicable

3 University Plaza, Suite 405

Address of Principal Executive Office (Street and Number)

Hackensack, New Jersey 07601

City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

Emerson Radio Corp. (the “Registrant”) is unable to file its annual report on Form 10-K for the year ended March 31, 2013 (the “2013 Form 10-K”), within the time period prescribed for such report without unreasonable effort or expense. The delay in filing is principally attributable to the Registrant’s need to analyze certain transactions and additional financial information relating to income taxes and potential income tax liability resulting from the U.S. Internal Revenue Service assessments as set forth in more detail in the Registrant’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 9, 2013, in order to complete the disclosure in the Registrant’s financial statements and the 2013 Form 10-K. The Registrant anticipates that it will file its 2013 Form 10-K no later than the fifteenth calendar day following the prescribed filing date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrew Davis, Chief Financial Officer	973	428-2036
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Anticipated Results of Operations. The below information contains preliminary, unaudited information about the Registrant’s results of operations for the fiscal year ended March 31, 2013. This information is preliminary in nature and is subject to change in connection with the completion of the Registrant’s 2013 Form 10-K.

The Registrant expects to report net revenues for fiscal year 2013 of approximately $128.4 million as compared to fiscal year 2012 net revenues of $163.3 million, driven by approximately a (1) $28.8 million decline in net sales of houseware products, which was the result of lower sales of all products offered by the Registrant in the category, which is comprised of microwave ovens, compact refrigerators and wine coolers and (2) $6.5 million decline in net sales of audio products offered by the Registrant in the category, which is comprised of clock radios and portable audio products, offset in part by (3) $0.5 million increase of licensing revenues. Operating income for the fiscal year 2013 is expected to be $9.3 million as compared to operating income of $11.9 million for fiscal year 2012, due primarily to the declines in net product sales and the impairment write-down in September 2012 of a non-strategic trademark, offset in part by lower year-over-year landed product cost as a percent of selling price and the higher licensing revenues. The Registrant expects to report net income for fiscal year 2013 of approximately $6.0 million, as compared to $10.6 million for fiscal year 2012, due primarily to the decline in operating income, the recording by the Company during the fourth quarter of fiscal 2013 of an anticipated income tax liability related to one of its overseas subsidiaries, the realized gain on sale of marketable security earned in the prior period and the gain on the sale of a building in the prior period. As a result of the foregoing factors, the Registrant expects to report diluted earnings per share for fiscal year 2013 of approximately $0.22, as compared to $0.39 for fiscal year 2012.

Disclosure Regarding Forward-Looking Statements. This Form 12b-25 contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements typically are identified by use of terms such as “may,” “will,” “should,” “plan,” “expect,” “anticipate,” “estimate” and similar words, although some forward-looking statements are expressed differently. Forward-looking statements represent our management’s judgment regarding future events. Although the Registrant believes that the expectations reflected in such forward-looking statements are reasonable, the Registrant can give no assurance that such expectations will prove to be correct. All statements other than statements of historical fact included in this Form 12b-25 are forward-looking statements. The Registrant cannot guarantee the accuracy of the forward-looking statements, and you should be aware that the Registrant’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including the statements under “Risk Factors” contained in the Registrant’s reports filed with the Securities and Exchange Commission.

EMERSON RADIO CORP.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 1, 2013	By:	/s/ Andrew L. Davis
Andrew Davis
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.